ASANKO GOLD REPORTS Q3 2018 RESULTS

Vancouver, British Columbia, November 8, 2018 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE American: AKG) reports its third quarter (“Q3”) 2018 operating and financial results. On October 17, 2018 the Company released its Q3 2018 production and revenue results for the Asanko Gold Mine, (“AGM”), located in Ghana, West Africa. The AGM is a 50:50 joint venture (“JV”) with Gold Fields Ltd (JSE, NYSE: GFI) which is managed and operated by Asanko. All amounts are in US dollars unless otherwise stated.

The Company will host a conference call and webcast today, Thursday, November 8th at 9am Eastern Time, further details below.

Q3 2018 Highlights of the JV (100% basis):

•	Record quarterly gold production of 61,599 ounces and year to date production of 163,329 ounces, tracking the higher end of 2018 production guidance of 200,000-220,000 ounces

•	Quarterly gold sales of 65,267 ounces, generating $78.2 million in gold revenue at an average realized price of $1,198 per ounce

•	Mining operations ahead of plan, bolstered by resumption of steady state operations at Nkran

•	Strong quarterly mill performance, processing 1.3 million tonnes of ore with recoveries of 94%

•	Esaase pre-production program on schedule, with bulk sample planned in Q4 2018

•	No LTIs for the quarter, continuing industry-leading safety Lost Time Injury Frequency Rate performance on a rolling 12-month basis of zero

•	Quarterly operating cash costs per ounce[1] of $743 (Q2 2018: $582) and total cash costs per ounce[1] of $803 (Q2 2018: $646)

•	AISC[1] were $971 (Q2 2018: $1,068) for the quarter, within H2 guidance and $1,072 for the year to date, tracking the lower end of 2018 AISC[1] guidance of $1,050-$1,150

•	Approximately $33.4 million held by the JV in unaudited cash and immediately convertible working capital balances, as at September 30, 2018

Q3 2018 Asanko Consolidated Highlights:

•	On July 31, 2018, the JV Transaction with Gold Fields was completed and the Red Kite debt repaid in full; Asanko now debt-free

•	Consolidated results of the Company include consolidation of the JV results for July and equity accounted results of the JV for August and September

•	Reported Adjusted EBITDA[1] of $13.3 million (Q2 2018: $28.1 million)

•	Asanko cash balance $14.3 million as at September 30, 2018

Commenting on the results Peter Breese, President and CEO, said: “At the end of July we completed our JV transaction with Gold Fields and transitioned to managers and operators of the Asanko Gold Mine. The timing of the completion of the transaction is reflected in our financial statements where we changed to equity accounting from August 1, 2018 for our interest in the JV as joint owners. The proceeds from the JV transaction were used to repay the Red Kite debt in full and we are now a debt-free company.

The mine delivered its third consecutive quarter of strong operational results, with Nkran back at steady-state operations for the full quarter, following completion of the Eastern portion of the Cut 2 pushback, and the mill continuing to outperform against its throughput design of 5Mtpa.

AISC1 continued to decrease quarter on quarter to $971, which is towards the lower end of H2 2018 cost guidance, despite the impact of a recent change in Ghanaian VAT levies, equating to approximately $20/oz, that were implemented during the quarter. Although the average realized gold price was around $88/oz weaker than the prior quarter at $1,198/oz, all-in sustaining margins for the mine remained strong at $227/oz.

As we enter the final quarter of the year, with production of 163,329 ounces and AISC1 of $1,072 year to date, the mine is well positioned to meet the top end of 2018 guidance of 200,000-220,000 ounces at AISC1 of $1,050-$1,150.

The development of the Esaase mine is progressing to plan. We have commenced site operations with bush clearing and grade control drilling. As part of our pre-production risk mitigation strategy, we will mine a bulk sample of ore during Q4 2018 and commercially test the sample through the mill. The JV partners are expected to make an investment decision during Q4 2018 on whether to proceed with a mining and trucking operation which, if approved, would commence in Q1 2019.”

This news release should be read in conjunction with Asanko’s Management Discussion and Analysis and the Unaudited Condensed Consolidated Interim Financial Statements for the three and nine months ended September 30, 2018, which are available at www.asanko.com and filed on SEDAR.

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Key Operating and Financial Highlights

Asanko Gold Mine (100% Basis)	Q3 2018	Q2 2018	Q3 2017
Waste mined (‘000t)	9,084	9,814	7,339
Ore mined (‘000t)	1,730	945	1,181
Strip ratio (W:O)	5.3:1	10.4:1	6.2:1
Average gold grade mined (g/t)	1.4	1.5	1.8
Mining costs ($/t mined)	3.63	3.65	3.35
Ore treated (‘000t)	1,299	1,374	862
Gold feed grade (g/t)	1.6	1.4	1.9
Gold recovery (%)	94	94	94
Processing costs ($/t treated)	11.26	9.95	12.94
Gold production (oz)	61,599	53,501	49,293
Gold sales (oz)	65,267	51,785	50,241
Average realized gold price ($/oz)	1,198	1,286	1,265
Operating cash costs[1] ($/oz)	743	582	485
Total cash costs[1] ($/oz)	803	646	549
All-in sustaining costs[1] ($/oz)	971	1,068	975
All-in sustaining margin[1] ($/oz)	227	218	290
All-in sustaining margin[1] ($m)	14.8	11.3	14.6
Revenue ($m)	78.4	66.8	63.7
Income from mine operations ($m)	0.6	16.1	17.9
Net income (loss) after tax ($m)	(128.8)	3.5	8.1
Adjusted net income (loss) after tax[1] ($m)	(2.1)	3.5	8.1
Cash provided by operating activities	21.1	18.4	42.7

Consolidated Results for Asanko Gold Inc.
Revenue ($m)	30.7	66.8	63.5
Production costs, including royalties ($m)	21.7	33.8	28.0
Income (loss) from mine operations ($m)	(2.7)	16.1	17.9
Share of net earnings related to JV ($m)	0.3	-	-
Net income (loss) attributable to common shareholders ($m)	(0.3)	(142.3)	4.2
Net income (loss) per share attributable to common shareholders	($0.00)	($0.63)	$0.02
Adjusted net income (loss) attributable to common shareholders[1] ($m)	(1.6)	2.3	4.2
Adjusted net income (loss) per share attributable to common shareholders[1]	($0.01)	$0.01	$0.02
Adjusted EBITDA[1] ($m)	13.3	28.1	31.8
Attributable all-in sustaining costs[1] ($/oz)	997	1,068	975
Attributable all-in sustaining margin[1] ($/oz)	201	218	290
Attributable all-in sustaining margin[1] ($m)	8.7	11.3	14.6

Q3 2018 Operating Results of the AGM (100% basis)

•	Record quarterly gold production of 61,599 ounces and 163,329 ounces year to date, on track to meet top end 2018 production guidance of 200,000-220,000 ounces.

•	Quarterly gold sales of 65,267 ounces generating gold revenue of $78.2 million at an average realized gold price of $1,198 per ounce.

•	No lost time injuries (“LTI”) were reported during the quarter, and the AGM has now achieved over eighteen months and more than 9.2 million man hours worked without a single LTI.

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•	During the quarter, the AGM sourced ore from Nkran, Nkran Extension, Akwasiso and Dynamite Hill, as well as on-surface stockpiles.

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Ore mining rates for Q3 2018 averaged 576,667 tonnes per month (“tpm”) at an average mining grade of 1.4 g/t and a strip ratio of 5.3:1. Ore tonnes mined increased from Q2 2018 as Nkran operated at steady state levels of ore production during the quarter, following the substantial completion of the Eastern pushback in June 2018.

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At Nkran, 1,104,000 tonnes of ore was mined at an average grade of 1.5 g/t with operations returning to steady state levels of ore production following the substantial completion of the Eastern Cut 2 pushback. The Akwasiso satellite deposit delivered approximately 402,000 tonnes of ore at a grade of 1.1 g/t and Dynamite Hill delivered 218,000 tonnes of ore at an average grade of 1.7 g/t.

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The processing plant delivered another strong milling performance of 1.3 million tonnes (“Mt”) for the quarter, which exceeds the design throughput rate of the recently upgraded 5Mtpa processing plant, at a plant feed grade of 1.6g/t.

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Gold feed grades processed through the mill were higher than those mined during the quarter due to the differential stockpiling and feed arrangement process, in line with the ongoing Life of Mine planning.

•	Gold recovery continued to exceed design at 94% despite the elevated mill throughput rates and lower feed grade.

Q3 2018 Financial Performance of the AGM (100% basis)

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The AGM recognized revenues of $78.4 million in Q3 2018 compared to $63.7 million in Q3 2017. The $14.7 million increase in revenues was a result of higher sales volumes, partially offset by lower average realized selling prices.

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Total cost of sales (including depreciation and depletion and royalties) amounted to $77.8 million in Q3 2018, an increase of $32.0 million from Q3 2017. The increase in cost of sales was predominantly due to a $16.5 million impact of higher cash cost, which in large part was driven by an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade stockpile ore. In addition, cost of sales was also higher due to 30% higher sales volumes which had a $7.4 million impact on cost of sales. Depreciation and depletion also increased by $7.3 million in Q3 2018 compared to Q3 2017 as a result of a higher asset cost base being depreciated, as well as increased ore tonnes mined and higher mill throughput.

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Income from mine operations was $0.6 million for Q3 2018 compared to $17.9 million in Q3 2017. The decrease in mine operating income was primarily due to higher cash operating costs driven primarily by an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade ore, as well as higher depreciation expense in Q3 2018.

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Mining costs averaged $3.63/t mined during Q3 2018 compared to $3.35/t in Q3 2017. Mining costs per tonne were higher than Q3 2017 partly as a result of a new non-refundable 5% levy on goods and services that was introduced by the Ghanaian government effective August 1, 2018. In addition, fuel and supply costs were higher due to price increases over the 12-month period, while ore rehandle costs also increased and the AGM mined a higher proportion of fresh material during Q3 2018 compared to Q3 2017, which required more drilling and blasting. Of the mining costs incurred during Q3 2018, a total of $8.0 million was deferred as stripping costs.

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Processing costs averaged $11.26/t milled in Q3 2018 compared to $12.94/t in Q3 2017. Processing unit costs were lower than Q3 2017 due to the very strong operating performance of the plant, which on an annualized basis surpassed the recently upgraded throughput levels of 5Mtpa. As a result, there was a 51% increase in treated tonnes compared to Q3 2017, which had the impact of decreasing fixed processing costs on a per unit basis. In addition, the Company benefitted from a reduction in the unit price of power.

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In Q3 2018, the AGM incurred operating cash costs per ounce[1] of $743 and total cash costs per ounce[1] of $803 compared to $485 and $549 respectively for Q3 2017. These costs included a $122/oz impact associated with an adjustment to the carrying value of the JV’s stockpile inventory in order to reflect the net realizable value of lower-grade stockpiled ore.

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AISC[1] were $971 for the quarter and $1,072 for the year to date, tracking 2018 AISC[1] guidance of $1,050-$1,150, compared to $975 and $955 for the same periods respectively in 2017. Relative to Q2 2018, AlSC[1] decreased by 9%, despite the higher total cash cost per ounce[1], due to the significant reduction in attributable sustaining stripping costs as the Eastern portion of Cut 2 was substantially completed in the prior quarter, while the attributable general and administrative expense and sustaining capital expenditures were also lower in Q3 2018.

•	As at September 30, 2018, the JV had cash of $30.4 million on hand, $1.2 million in receivables from gold sales and unrefined gold dore at a cost of $1.8 million (and a market value of $2.2 million).

Q3 2018 Corporate Developments

•	On July 31, 2018, the Company announced the completion of the JV Transaction with Gold Fields under which Gold Fields acquired a 50% interest in the JV.

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Concurrent with the closing of the JV Transaction, the Company repaid the Red Kite debt in full, including all outstanding debt principal and accrued interest, totaling $163.8 million, and is now debt-free.

•	Following the completion of the JV Transaction, the Company no longer consolidates the results of the AGM but rather equity account for its interest in the JV from August 1, 2018 onwards.

Q3 Key Consolidated Financial Information for Asanko Gold Inc.

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Cash provided by operating activities in Q3 2018 was $2.9 million, a 93% decrease from Q3 2017, as the Q3 2018 cash flows only include one month (July 2018) of operating cash flows from the AGM. Following the completion of the JV Transaction on July 31, 2018, the Company no longer consolidates the cash flows from the AGM in its consolidated statements of cash flows, but rather equity accounts for its interest in the JV. Similarly, operating cash flow before working capital changes was $5.9 million in Q3 2018, 81% lower than Q3 2017 of $31.7 million.

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The Company recognized revenues of $30.7 million in Q3 2018 compared to $63.7 million in Q3 2017, as the Company’s consolidated results for Q3 2018 only include one month (July 2018) of the operating results of the AGM. Following the completion of the JV Transaction on July 31, 2018, the Company no longer consolidates the results of the AGM in its consolidated statements of operations and comprehensive income, but rather equity accounts for its interest in the JV for the period August 1, 2018 to September 30, 2018.

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Loss from mine operations was $2.7 million for Q3 2018 compared to income from mine operations of $17.9 million in Q3 2017. The decrease in mine operating income was a result of the Company commencing equity accounting for its interest in the AGM effective July 31, 2018. Notwithstanding the aforementioned, the decrease in mine operating earnings was further impacted by higher total cash costs per ounce[1] in Q3 2018 when compared to Q3 2017.

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The Company reported a net loss attributable to common shareholders of $0.3 million in Q3 2018 compared to net income of $4.2 million in Q3 2017. The reduction in net income for Q3 2018 was predominantly a result of lower mine operating earnings in the JV as previously explained, while the Company commenced equity accounting for its interest in the AGM effective July 31, 2018, resulting in the financial results of the AGM only being consolidated for the period July 1, 2018 to July 31, 2018. In addition, production costs and depreciation for the AGM were higher than in Q3 2017 as previously explained.

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Reported Adjusted EBITDA[1] of $13.3 million for Q3 2018 compared to $31.8 million in Q3 2017. The decrease in Adjusted EBITDA[1] quarter-on-quarter was largely due to higher cash costs per ounce and lower realized sales prices, partly offset by the positive impact of higher sales volumes.

•	As at September 30, 2018, the Company had unaudited cash of $14.3 million and is scheduled to receive a further $20.0 million in cash related to the JV transaction by no later than December 31, 2019.

2018 Guidance and Outlook

The Asanko Gold Mine is on track to meet the top end of its 2018 guidance of 200,000 - 220,000 ounces at AISC1 of $1,050-$1,150 for 2018, with production of 163,329 ounces at AISC1 of $1,072 for the year to date.

In H2 2018, with the Nkran Cut 2 pushback yielding steady-state levels of ore production, the AGM is expected to achieve production and cost guidance of 110,000-120,000 ounces at AISC1 $950-$1,050.

Development of a fourth deposit at the Asanko Gold Mine, the large greenfields deposit Esaase, has started with a pre-production program underway in preparation of commencing mining operations. This program includes an extensive core relogging and infill drilling exercise to refine the Mineral Resource Estimate and update the life of mine plan, which is expected to be published in H1 2019. In addition, a bulk sample will be mined in Q4 2018 to confirm previous co-leaching test work results and will feed into updated Esaase pit designs and performance expectations. The JV partners are expected to make an investment decision in Q4 2018 regarding a mining and trucking operation at the greenfield Esaase deposit, part of the AGM, with mining operations expected to commence in Q1 2019.

The JV partners continue to review the longer-term ore transportation and development options for Esaase and expect to update the market in H1 2019.

Notes:
1 Non-GAAP Performance Measures
The Company has included certain non-GAAP performance measures in this press release, including working capital, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced, all-in sustaining margin, adjusted net income attributable to common shareholders, adjusted net income per common share and adjusted EBITDA. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko’s Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company’s reported financial results in accordance with IFRS.

•	Operating Cash Costs per ounce and Total Cash Costs per ounce
Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by- product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

•	All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

•	Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share. Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

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•	Adjusted EBITDA

EBITDA provides an indication of the Company’s continuing capacity to generate income from operations before taking into account the Company’s financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non- recurring items and to include the Company’s interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

Qualified Person Statement

Frederik Fourie, Asanko Senior Mining Engineer (Pr.Eng) is the Asanko Qualified Person, as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure), who has approved the preparation of the technical contents of this news release.

Q3 2018 Operating & Financial Results Conference Call & Webcast - 9am ET on November 8, 2018

US/Canada Toll Free:	800 771 6781
UK Toll Free:	0800 496 0830
International:	+1 212 231 2913

Webcast:
Please click on the link:	https://cc.callinfo.com/r/1olxigpk29h4v&eom

Replay:
A recorded playback will be available approximately two hours after the call until December 8, 2018
US/Canada Toll Free:	800 558 5253
UK Toll Free:	0800 692 0831
International:	+1 416 626 4100
Passcode:	21895203

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Andrew J. Ramcharan – SVP, Corporate Development and Investor Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +1 647 309 5130
Email: andrew.ramcharan@asanko.com

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About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project, located in Ghana, West Africa, is the jointly owned Asanko Gold Mine with Gold Fields Ltd, which Asanko manages and operates. Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, investors should review the Company’s most recent AIF and 40-F filings, available under the Company’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

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